                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 11-K


(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

         For the fiscal year ended:  December 31, 1996,

                                       OR

[  ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from ________________ to ________________


                    Commission file number: Not yet assigned

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        SPARTA, INC. PROFIT SHARING PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                  SPARTA, INC.
                     23041 AVENIDA DE LA CARLOTA, SUITE 325
                           LAGUNA HILLS, CA 92653-1507

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan's behalf by the undersigned, thereunto duly authorized.

                                              SPARTA, INC. PROFIT SHARING PLAN


Date:  June 30, 1997                          /s/ Jerry R. Fabian
                                              ----------------------------------
                                              Jerry R. Fabian, Special Trustee

                       CONSENT OF INDEPENDENT ACCOUNTANTS

         We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-45915) of the Sparta, Inc. Profit Sharing Plan of our report dated May 23, 1997 contained in this Report on Form 11-K of the Sparta, Inc. Profit Sharing Plan for the Plan year 1996.


------------------------
WARNICK, MAESTAS & HICK


Costa Mesa, California
June 12, 1997

                                  SPARTA, INC.
                               PROFIT SHARING PLAN

                              Financial Statements

                       For The Years Ended January 3, 1997
                              And December 29, 1995
                         Together With Auditor's Report

                          INDEPENDENT AUDITOR'S REPORT


To The Board of Directors
Sparta, Inc. Profit Sharing Plan
Laguna Hills, California

We have audited the accompanying statements of net assets available for plan benefits (modified cash basis) of the Sparta, Inc. Profit Sharing Plan as of January 3, 1997 and December 29, 1995, and the related statements of changes in net assets available for plan benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 6, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Sparta, Inc. Profit Sharing Plan as of January 3, 1997 and December 29, 1995, and the changes in net assets available for plan benefits for the years ended January 3, 1997 and December 29, 1995, on the basis of accounting described in Note 6.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules (modified cash basis) of assets held for investment purposes and transactions in excess of 5% of the current value of plan assets are presented for purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

WARNICK, MAESTAS & HICK


COSTA MESA, CALIFORNIA
May 23, 1997

                        SPARTA, INC. PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                     ASSETS

                                                    January 3,             December 29,
                                                       1997                    1995
                                                   -----------             ------------
INVESTMENTS, at fair value (Note 2):
  Corporate stocks (Notes 4 and 5)                 $15,634,729             $12,120,934
  Mutual funds                                       5,502,701               4,290,586
  Government securities                                108,287                 156,050
  Limited partnership interests                         97,786                 117,287
  Commodities                                              343                     377
  Bonds                                                    -0-                  82,675
                                                   -----------             -----------
                  Total investments                 21,343,846              16,767,909
                                                   -----------             -----------

RECEIVABLES:
  Contribution from Sparta, Inc. (Note 1)              364,448                 393,308
  Notes receivable from participants (Note 2)        1,290,931               1,169,273
  Accrued interest receivable                           27,672                  21,453
  Employee contribution to 401(k) plan (Note 1)         45,685                  73,981
  Other assets                                             -0-                   8,179
                                                   -----------             -----------
            Total receivables                        1,728,736               1,666,194
                                                   -----------             -----------

CASH (Note 2)                                        7,467,466               6,703,802
                                                   -----------             -----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS             $30,540,048             $25,137,905
                                                   ===========             ===========


                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                       STATEMENTS OF CHANGES IN NET ASSETS

                           AVAILABLE FOR PLAN BENEFITS

           FOR THE YEARS ENDED JANUARY 3, 1997 AND DECEMBER 29, 1995


                                                    January 3,        December 29,
                                                      1997                1995
                                                   -----------        ------------
ADDITIONS:

  Contributions -
    Sparta, Inc. (Note 5)                          $ 2,661,231        $ 2,698,248
    Employees (Note 1)                                 604,001            419,860
  Interest and dividend income                         844,662            748,062
                                                   -----------        -----------
             Total additions                         4,109,894          3,866,170
                                                   -----------        -----------

DEDUCTIONS:

  Benefits paid to participants                      2,223,673          1,858,474
  Administration expenses                               89,083             88,764
                                                   -----------        -----------
            Total deductions                         2,312,756          1,947,238
                                                   -----------        -----------

NET REALIZED AND UNREALIZED APPRECIATION
  IN FAIR VALUE OF INVESTMENTS (Note 2)              3,605,005          1,545,261
                                                   -----------        -----------
                 NET ADDITIONS                       5,402,143          3,464,193

NET ASSETS AVAILABLE FOR BENEFITS,
  at beginning of year                              25,137,905         21,673,712
                                                   -----------        -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  at end of year                                   $30,540,048        $25,137,905
                                                   ===========        ===========

                   THE ACCOMPANYING FOOTNOTES ARE AN INTEGRAL
                            PART OF THESE STATEMENTS

                        SPARTA, INC. PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS

           FOR THE YEARS ENDED JANUARY 3, 1997 AND DECEMBER 29, 1995


(1)      Description of the Plan -

         The profit sharing plan of Sparta, Inc., (the Plan) is a contributory defined contribution plan that covers substantially all employees and provides for retirement and disability benefits. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Employer contributions are allocated to participants based on relative eligible compensation. However, employees with less than three (3) years of service are allocated a lesser percentage. The Plan provides for immediate eligibility and 100 percent vesting for all employees who complete more than 1,000 hours of service within the plan year. In addition, the Plan provides for separate, segregated accounts for substantially all participants. Each participant with a segregated account directs the investment activity of such segregated account. In addition, the participants may use the funds in their accounts to purchase shares of Sparta, Inc. stock.

         The amount of the annual contribution to the Plan is determined by the Board of Directors of Sparta, Inc., (the Company) at its discretion. The Company's contribution to the Plan each year may be made in the form of Sparta, Inc. stock, cash or both at the discretion of the Board of Directors.

         Matching contributions may be made on behalf of certain employees of Sparta, Inc. at the discretion of the Board of Directors. These employees may elect to make pre-tax contributions to the Plan ("401(k) deferrals") under
Section 401(k) of the Internal Revenue Code.

         The Plan's investments are held in the name of a trust company. An officer of the Company is the trustee with respect to Sparta, Inc. securities held by the Plan. Delaware Charter Guarantee & Trust Co. is the trustee of the Plan.

(2)      Significant Accounting Policies -

         (a)  Accounting Periods Presented -

                  The Plan operates on a 52/53 week fiscal year. In 1996 and 1995 the Plan's fiscal year ended on the Friday nearest to December 31. The periods presented in these financial statements are the fiscal years ended January 3, 1997 and December 29, 1995.

         (b)  Valuation of Investments -

                  Corporate stocks, mutual funds, government securities, and bonds are stated at aggregate fair value. Securities traded on a national securities exchange are valued at the latest reported sales price on the last business day of December; investments traded on the over-the-counter market and listed securities for which no sale was reported on that date are valued at the average of the last reported bid and asked prices.


                        SEE INDEPENDENT AUDITOR'S REPORT

                  Stock investments in the employer corporation are valued using a quarterly adjusted formula which is used in all transactions affecting Sparta, Inc. stock. The value at January 3, 1997 was $5.35 per share based upon the quarterly adjusted formula calculation as of October 21, 1996.

                  An independent valuation firm determined that the stock valuation (using the quarterly adjusted formula) was a proper reflection of the fair market value at the valuation date of April 21, 1996. The stock value as determined by the independent valuation firm was $4.48 at April 21, 1996 and was consistent with the value as previously computed using the quarterly adjusted formula.

                  The fair value of the commodities were based on the average price traded on the market on the last business day of the plan year.

                  The fair value of the limited partnership interests were based on the estimated fair value of their underlying assets.

                  Investments greater than or equal to 5% of plan assets are:


                               January 3, 1997          December 29, 1995
                             ----------------------    ----------------------
                             Principal                 Principal
                             Amount or                 Amount or
                             Number of     Fair        Number of     Fair
                             Shares        Value       Shares        Value
                             ---------  -----------    ---------  -----------
    Company Stock            2,524,748  $13,507,402    2,465,246  $10,329,381
    Paine Webber
      Money Funds            6,977,584  $ 6,977,584    6,277,881  $ 6,277,881

                  During the plan year, the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $3,605,005 and $1,545,261 for the years ended January 3, 1997 and December 29, 1995, as follows:


                                              January 3,   December 29,
                                                 1997          1995
                                             -----------   ------------
          Corporate stock                    $ 3,208,942    $   940,677
          Mutual Funds                           386,934        554,170
          Government Securities                    1,760         35,285
          Limited Partnership Interests           (1,448)       (10,740)
          Commodities                                (35)            25
          Bonds                                    8,852         25,844
                                             -----------    -----------
                                             $ 3,605,005    $ 1,545,261
                                             ===========    ===========


                        SEE INDEPENDENT AUDITOR'S REPORT

                  The Plan places a substantial portion of its assets with Paine Webber a broker/dealer that is custodian for most investments of the Plan. Among them are the $6,977,584 of temporary cash investments consisting principally of money market funds that are potentially subject to risk because a substantial portion is not insured by the Securities Investors Protection Corporation. The Plan administrator and Company management do not believe that the Plan is at risk and that no significant loss will occur.

         (c)  Plan Expenses -

                  The company absorbs a significant portion of plan expenses incurred for the administration and management of the Plan. Administrative fees are deducted from the account of each participant.

         (d)  Plan Termination -

                  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the net assets of the Plan will be allocated to the participants in accordance with the terms of the Plan.

         (e)  Participant Loans -

                  Pursuant to the Plan, loans are available to eligible participants, bear interest at a fair market value, require adequate security, and require repayment over a reasonable period of time. All loans made are in compliance with Internal Revenue Code Section 72.

         (f)  Plan Benefits -

                  A participant becomes eligible to receive a retirement benefit payment equal to 100% of his or her vested account balance upon reaching normal retirement age. The Plan also provides for death, disability and termination benefits, as defined.

                  The method of payment shall be a lump-sum distribution of cash except to the extent that the participant elects to have his benefits distributed in kind.

         (g)  Estimates -

                  The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3)      Income Tax Status -

         The Internal Revenue Service has determined and informed the Company by letter dated January 4, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has not been amended since receiving the determination letter.


                        SEE INDEPENDENT AUDITOR'S REPORT

(4)      Related Party Transactions -

         The Plan was amended, effective October 1, 1987, to allow the Plan to purchase employer securities. During the Plan years ended January 3, 1997 and December 29, 1995, the Plan purchased 83,857 and 96,112 shares of the Company, respectively, at prices ranging from $5.35 to $3.84 per share. In addition, during the Plan years ended January 3, 1997 and December 29, 1995, the Plan sold 298,890 and 248,756 shares of the Company, respectively, at prices ranging from $5.35 to $3.84 per share.

(5)      Employer Contributions -

         For the year ended January 3, 1997, total contributions made by the employer of $2,661,231 were comprised of 274,535 shares of the Company Stock valued at $1,319,098, with per share prices ranging from $5.35 to $3.84, and cash contributions of $1,342,134.

         For the year ended December 29, 1995, total contributions made by the employer of $2,698,248 were comprised of 325,490 shares of the Company Stock valued at $1,302,325 with per share prices ranging from $3.84 to $4.19 and cash contributions of $1,395,923.

(6)      Basis of Accounting -

         The plan's financial statements are presented using the modified cash basis of accounting in order to conform to the accounting method employed by the trustee and the plan administrator.

         Under the modified cash basis of accounting expenses are recorded when paid and investment gains and losses are computed under the "revalued method."

(7)  Benefit Claims Payable -

         Net assets available for benefits at January 3, 1997 include $6,653,484 allocated to the accounts of participants who, as of or prior to that date, had terminated employment and either remained in the Plan as allowed under the Plan provisions or withdrew completely from participating in the earnings and operations of the Plan.


                        SEE INDEPENDENT AUDITOR'S REPORT

(8)                     SPARTA, INC. PROFIT SHARING PLAN

                     TRANSACTIONS OR SERIES OF TRANSACTIONS

                         IN EXCESS OF 5% OF PLAN ASSETS

                       FOR THE YEAR ENDED JANUARY 3, 1997


                                Principal
                                Amount or
                                Number of      Purchase        Selling          Cost            Gain
                                 Shares          Price          Price         (Note 6)        (Note 6)
                                ---------     ----------      ----------     ----------      ---------
SPARTA, INC. STOCK

    Purchases                     83,857       $403,883

    Sales                        298,890                      $1,404,179     $1,252,390      $151,789


                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS             COST            CURRENT VALUE
---------------------------------------------------------------------------------------
COMMODITIES
  Citibank Silver                        73.280           1,000.00              342.61
     Certificate
                                                                            ----------
                                                                                342.61


GOVERNMENT SECURITIES
  CTR 15 MAY 0%                        4240.000           1,328.18            3,253.05
  TINT due 05-15-97                   33000.000          14,996.52           32,363.43
  GNM P207206Z                       150000.000           5,354.99            2,576.00
  CTR 11-15-07                       142039.000          26,095.59           70,094.21
                                                                            ----------
                                                                            108,286.69

LIMITED PARTNERSHIPS
  Balcor Pension Investors               10.000           5,000.00            2,669.00
  CNL Income V, Ltd                       6.000           3,000.00            2,994.00
  Ledccor Properties                  10000.000          20,000.00           28,679.00
  Ledcor Properties                    2500.000           5,000.00            7,166.00
  Ledcor Properties                    2500.000           5,000.00            7,166.00
  Realty Income III                      60.000          15,000.00           11,937.31
  RIC 25, Ltd                           118.000           3,000.00            2,817.25
  Swift Energy                           30.000          30,000.00           30,000.00
  Windsor Park Properties 5             150.000           4,762.25            4,357.67
                                                                            ----------
                                                                             97,786.23


                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS                COST           CURRENT VALUE
-----------------------------------------------------------------------------------------
MUTUAL FUNDS
  AIM Capital Development               308.000              3,496.40            3,572.80
  AIM Charter Equity                   5803.701             64,125.66           64,246.97
  AIM Constellation Fund                720.180             17,353.24           18,191.84
  Aim Eq Weingarten Fund                332.297              4,315.07            6,150.82
  Aim Equity Constellation Fd            84.739              2,060.00            2,140.51
  Aim Value Fund                       2155.560             59,358.21           62,435.39
  Alliance Worldwide                   2593.872             26,947.92           29,206.99
    Privitization
  American Balanced Fund                163.068              1,945.04            2,372.63
  American Mutual Funds Inc.           3663.484             61,827.05           94,371.31
  Artisan Small Cap Fund               1157.316             16,146.99           15,785.79
  Berger 100 Growth Fund                449.743              6,079.08            8,018.92
  Berger 101 Fund                      1006.498             11,625.36           13,386.42
  Bond Fund of America                18047.513            222,378.19          248,153.14
  Brandywine Fund                       832.966             26,085.21           28,062.62
  Capital World & Growth               2164.584             33,868.71           49,720.50
  Colonial Newport Tiger                 72.635              1,005.15              998.73
  Columbia Special Fund                1140.693             14,090.84           22,642.76
  Crabbe Huson Special                  362.927              5,164.30            5,200.74
  Dean Witter Dev Growth                446.465             10,041.00           10,134.75
  Dean Witter Dividend                  479.258             20,612.05           21,360.52
    Growth
  Dean Witter Value Added               811.715             17,685.67           23,141.99
    Fund
  Delaware Cap Concept 1                 56.147              1,162.73            1,456.45
    Fund
  DW Global Div Growth                 1432.588             15,932.05           19,010.45
  Eaton Vance Trad Greater              643.384              4,614.13            3,898.90
    India
  Eaton Vance Trad                     2060.590             26,200.80           28,024.02
  Worldwide Health
  EBI SER TR Flex Fund                 4421.235            133,477.12          294,056.34
  EuroPacific Growth Fund              2175.318             34,348.09           56,645.27
  Evergreen Growth & Income             859.213             13,559.41           19,375.25
  Federated Equity Inc                  420.996              4,655.48            6,453.87
  Fund/Liberty
  Federated Growth Trust                337.386              5,855.77            8,279.45
  Fidelity Advisor Equity               202.626              8,618.91            8,512.32
    Grow
  Fidelity Advisor Growth              2229.285             68,498.93           78,693.76
    Opp
  Fidelity Asset Manager Fd             743.099             10,956.18           12,238.84
  Fidelity Capital & Income             560.466              4,463.68            5,245.96
    Fund
  Fidelity Contrafund                  1617.784             50,327.59           68,189.42
  Fidelity Conv Sec Fund               1121.118             15,943.32           19,686.83
  Fidelity Diversified Intl             368.548              4,181.53            5,421.34
    Fund
  Fidelity Dividend Growth              496.758              9,218.82            9,979.87
  Fidelity Emerging Growth              145.327              2,585.58            3,660.79
  Fidelity Emerging Mkts               1544.498             27,011.77           25,669.56



                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS                COST            CURRENT VALUE
------------------------------------------------------------------------------------------
  Fidelity Equity Income II               885.976          17,204.63            21,041.93
  Fidelity Growth & Income                177.379           2,768.73             5,450.85
  Fidelity Growth Fund                    136.646           5,219.11             5,528.70
  Fidelity Magellan                        97.109           6,494.03             7,831.84
  Fidelity Midcap Fund                    450.572           5,544.92             6,596.37
  Fidelity OTC Portfolio                  502.691          13,092.65            16,443.02
  Fidelity Port Grow &                    836.504          17,091.56            25,705.77
     Income
  Fidelity Select Tech                     87.299           2,422.64             4,860.80
  Fidelity Smallcap Stock                 312.716           3,036.35             4,240.42
  Fidelity Stock Selector                 252.884           5,611.50             6,031.28
  Franklin Templeton                      304.458           4,240.16             4,649.07
     Develop Mkt
  Fundamental Investors Inc               665.492          13,785.20            16,331.17
  Gabelli Small Cap Growth               1191.010          16,082.27            22,084.24
  Growth Fund of America                11684.119         124,836.68           193,605.82
  GT Communications A                     130.604           2,275.02             2,029.58
  GT Communications B                     283.000           5,017.59             4,301.60
  GT Global Emerging Mkt                  739.756          12,817.91            10,556.32
  GT Global Grow & Income                5027.158          23,988.76            37,251.22
  GT Global Strategic Income              853.376           7,082.62            10,334.38
  GT Global Strategic Income              132.993           1,109.77             1,610.55
  GT Global Telecomm                      886.131          13,953.71            13,469.19
  GT Global Telecomm A                    308.171           5,413.23             4,788.97
  GT Telecommunications                   130.351           2,185.98             2,025.65
  Guiness Flight China &                  208.385           3,110.68             3,690.50
     Hogn Kong
  Harbor Cap Apprec Fund                  588.608          11,561.80            15,498.05
  IDS Blue Chip Advantage                 111.973             952.53               945.72
  IDS Extra Income Fund                   213.299             931.56               934.24
  IDS Federal Income Fund                3072.203          16,198.84            15,309.33
  IDS Global Growth                       138.177             991.71               917.50
  IDS Growth Fund                          35.189             937.84               938.81
  IDS New Dimensions Fund                 478.352          10,519.74             9,894.10
  IDS Research Opportunities              172.064             915.31               929.66
  IDS Small Company Fund                  175.165             918.01               950.62
  IDS Strategy Aggressive                  45.209             962.85               901.24
     Fund
  Income Fund of America                  458.575           7,440.72             7,575.65
  International Investors                 966.652           5,690.23            11,570.83
  Invesco Industrial Income               570.605           5,712.44             7,680.34
  Investment Co America                 46442.827         833,782.85         1,125,094.96
  Janus 20 Fund                           720.510          16,816.98            19,792.41
  Janus Fund                             2690.270          56,129.37            65,777.10
  Janus Mercury Fund                      900.545          16,912.93            14,877.00
  Janus Overseas Fund                     806.030          11,110.17            12,267.78




                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------


DESCRIPTION                             UNITS               COST           CURRENT VALUE
----------------------------------------------------------------------------------------
  Janus Twenty Fund                       538.075         17,532.61            14,780.92
  Janus Venture Fund                      385.588         16,097.90            20,459.30
  Janus Worldwide Fund                   4039.384         95,666.24           136,086.84
  Japan Fund                              253.376          2,877.71             2,110.62
  Kaufmann Fund                          8438.894         33,216.18            49,283.13
  Longleaf Partners Fund                  595.612         11,469.73            13,609.73
  MFS Emerging Growth                     790.836         20,645.56            23,677.63
  Midas Fund                             1015.218          5,526.36             5,228.37
  ML Developing Cap Mkts                 1041.242         10,400.35            15,129.25
  ML Equity Income Fund I                3773.140          2,980.61             3,999.53
  ML Global Allocation Fund               525.448          6,109.92             7,545.43
  ML Growth Fund                          734.074         14,079.73            17,823.32
  ML Senior Floating Fund                1621.188         11,003.06            16,163.24
  Mutual Beacon Fund                      367.532         12,041.32            14,315.37
  Mutual Discovery Fund                   625.011         10,828.10            10,737.69
  Neuberger & Berman                     1163.099         24,091.67            29,810.23
  Guardian Fund
  Neuberger Berman Focus                  482.908         11,862.69            14,883.22
  New Economy Fund                       1121.297         15,985.82            19,039.62
  New Perspective Fund                   4568.526         50,020.33            83,010.11
  Nicholas-Applegate Growth               278.207          2,883.20             4,287.16
  Oakmark Funds                          1651.224         43,559.28            53,449.44
  Oppenheimer Total Return               1365.732         10,997.52            13,343.20
  PBHG Growth Fund                        159.236          4,000.00             4,183.13
  Phoenix Capital Apprec Fd               510.423          7,274.72             9,453.03
  Phoenix SBI Balanced Fund               610.846          7,999.05             9,706.34
  Phoenix SBI Growth Fund                 526.609          9,778.97            12,201.52
  Phoenix Smallcap Fund                  1764.124         31,324.32            30,501.69
  Phoenix Strategic Theme                5099.308         65,131.56            64,200.27
  Pioneer Capital Growth                  512.839         10,463.41            10,215.75
  Pioneer II Fund                        1383.959          9,731.68            29,796.64
  Putnam Asset Alloc Growth               445.651          4,651.26             4,969.00
  Putnam Health Science                   372.892          9,156.05            17,238.80
  Putnam New Opportunities A              125.337          1,906.78             5,092.44
  Putnam New Opportunities B              111.940          3,651.38             4,422.74
  Putnam New Opportunity                  348.216         15,954.97            14,148.00
  Putnam Voyager Fund                    2662.085         26,954.23            41,075.97
  PW Balanced Fund                       3195.871         33,111.45            33,908.19
  PW Financial Serv Growth                290.884          5,904.32             6,632.15
  PW Growth & Income                     1575.290         33,915.95            38,389.81
  PW Growth Fund                         1504.076         31,359.87            36,458.80
  Quest For Value Dual Fund               200.000          2,696.58             7,225.00
  Rainier Small Midcap                    710.771         11,206.79            13,348.28
     Equity



                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                         UNITS                COST            CURRENT VALUE
--------------------------------------------------------------------------------------
  Robertson Stephen Value                0.033                 0.82              0.80
     Fund
  Schwab 1000 Fund                      69.703             1,180.77          1,417.76
  Scudder Emerging Mkts Fd             127.586             1,266.37          1,566.76
  Scudder Growth & Income               66.284             1,209.16          1,539.78
  Select 10 Spring 1996 Fund          1764.000             1,764.00          1,926.28
  Seligman Comm & Info                1071.630            24,039.43         25,151.15
  Seligman Income Fund                 722.629             9,289.45         10,832.21
  Smallcap World Fund                30958.620           605,686.97        792,849.89
  Sogen Intl Fund                      881.708            19,987.46         23,003.77
  T Rowe Price Equity                  285.577             5,406.49          6,436.91
  T Rowe Price Intl Stock              444.434             5,078.87          6,133.19
  T Rowe Price Midcap Growth           462.444            10,826.88         11,297.51
  T Rowe Price New Asia                618.590             4,964.34          5,728.14
  T Rowe Price New Horizon             397.062             8,585.96          8,644.04
  T. Rowe Price Eur Stock              637.984             6,429.88         11,241.28
     Fund
  TCW DW Core Equity Trust            1263.854            12,949.46         19,791.95
  TCW DW Latin America                 103.870               891.20          1,087.51
     Growth
  Templeton Calif Growth               164.985             3,027.45          3,372.29
  Templeton Global                     409.853             5,600.81          5,992.05
     Opportunity
  Templeton Growth                    2610.390            20,104.36         51,007.10
  Templeton World Fund                3349.995            24,602.48         55,425.87
  Turner Smallcap Fund                 476.214            10,238.61         10,410.04
  Tweedy Browne Global Value           282.019             3,293.78          4,075.17
  Twen Cent Intl Equity               4362.520            26,574.94         34,725.66
  Twentieth Cent Ultra Fund            401.664             8,487.45         11,282.74
  United Services World Gold           745.692            15,802.89         14,287.46
  UTS Equity Inc Fund                10209.000            10,236.72         12,506.03
  Van Wagoner Midcap                   712.758            10,000.00          8,831.07
  Vanguard Explorer                    453.902            14,705.92         24,433.54
  Vanguard Index 500                    88.217             5,128.01          6,101.09
    Portfolio
  Vanguard Total Stock                4820.433            59,897.49         85,659.09
    Portfolio
  Vanguard Wellington Fund            1363.876            24,151.49         35,665.36
  Vanguard Windsor II                 1132.535            15,634.00         26,988.31
  Washington Mutual Fund              3065.984            52,982.28         75,239.23
                                                                         ------------
                                                                         5,502,701.34




                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS             COST           CURRENT VALUE
--------------------------------------------------------------------------------------
CORPORATE STOCK
  Adtran Inc                           1754.000         43,987.29            72,791.00
  Advanced Micro Systems                100.000          1,365.26             2,575.00
  Advanced NMR Systems                  500.000          1,341.30               125.00
  Advanced Tissue Sciences              700.000          8,807.97             6,694.10
  Airtouch Communications               295.000          7,861.40             7,448.75
  Albertsons Inc                        200.000          7,158.00             7,125.00
  Allegiance Corp                      2350.000         44,356.25            64,918.75
  Allsate Corp                           92.000          3,500.00             5,324.50
  Amax Gold Inc                        1000.000         11,441.62             6,375.00
  AMDL Inc                             5000.000          7,127.85             1,875.00
  Amgen Inc                             200.000          9,770.00            10,875.00
  Ampex Corp                            200.000          1,534.45             1,875.00
  Apache Corp                           300.000          8,757.41            10,537.50
  Apple Computer                        600.000         11,278.47            12,525.00
  Archer Daniels Midland                 27.000            565.35               594.00
  Armco, Inc.                           850.000         10,223.38             3,506.25
  Ashland Inc                           100.000          3,620.38             4,387.50
  AST Research Inc                      400.000          3,477.44             1,675.20
  AT&T Corp                              50.000          4,192.34             2,168.75
  Auspex Systems                        200.000          2,553.64             2,325.00
  Azco Mining Co                       1400.000          4,045.34             1,925.00
  Battle Mountain                       296.000          2,248.68             2,051.87
  Battle Mountain Gold                 2200.000         24,049.71            15,125.00
  Bay Networks Inc                      400.000         14,591.75             8,400.00
  Bema Gold Corp                       3000.000         11,409.97            17,814.00
  Bethlehem Steel Corp                  658.000          6,279.40             5,911.62
  BGR Precious Metals Inc               750.000          8,114.55             9,357.75
  Biopore Inc.                          500.000            500.00                   --
  BKC Semiconductors Inc                800.000         14,371.07             1,200.00
  Boeing Company                        200.000          9,825.11            21,300.00
  Boston Scientific                      55.000            994.73             3,300.00
  Bristol Myers                          25.000          1,565.35             2,725.00
  Bristol Myers Squibb                  200.000         12,975.24            21,800.00
  Cable & Wireless PLC                  400.000          8,022.43             9,850.00
  Callaway Golf                          25.000            594.70               718.75
  Cedar Fair LP                         100.000          3,299.32             3,687.50
  Cel SCI Corp                           10.000             40.60                42.50
  Centocor Inc                          100.000          5,566.28             3,575.00
  Cerplex Group Inc                     200.000          1,533.75               200.00
  Champion Intl                         100.000          5,802.17             4,325.00




                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS              COST          CURRENT VALUE
--------------------------------------------------------------------------------------
  Chase Manhattan                        20.000            670.00             1,787.50
  Chiron Corp                           120.000          3,041.60             2,235.00
  Cifra C Copn                         8694.000          7,906.80            10,597.99
  Cirrus Logic Inc                      725.000         14,810.68            11,237.50
  Cisco Systems                         175.000         10,222.03            11,134.37
  Coca Cola Co                         1401.000         50,519.32            73,727.62
  Coeur D Alene Mines                   500.000          6,168.60             7,562.50
  Columbia Gas System                   100.000          5,572.00             6,362.50
  Compania de Telefonos de               25.000          3,321.60             2,528.12
      Chile
  Compression Labs Inc                 2500.000         50,517.02             9,532.50
  Compucom Systems Inc*                 100.000            970.67             1,075.00
  Contl American Transn Inc            1550.000          2,606.23             1,937.50
  Core Inc Mass                         200.000          2,292.83             1,750.00
  Coventry Corp*                         45.000            996.48               416.97
  Cubic Corp                            300.000          3,927.46             6,937.50
  Cybex Corp                            100.000          2,662.32             1,425.00
  Cypress Semiconductor                 150.000          2,220.62             2,118.75
  Cyprus Amax Minerals                 1200.000         19,210.70            28,200.00
  Daimler Benz                          225.000         10,695.91            15,412.50
  Daka Intl                             300.000          2,992.78             2,887.50
  Delta Petroleum Corp                  440.000          3,225.95             2,062.72
  Devon Energy Corp                     200.000          5,357.05             6,950.00
  Disney Walt                           100.000          5,662.00             6,975.00
  Disney Walt Holding                   255.000         15,235.85            17,786.25
  DSC Communications                    200.000          6,665.31             3,575.00
  Duke Power Co                          41.000            987.85             1,896.25
  Dusa Pharmaceuticals                    3.000                --                21.00
  Eagle Telephonics Inc                1000.000          2,686.52               100.00
  Earthgrains Co                       1450.000         47,177.90            75,762.50
  Eastman Chemical                       85.000                --             4,696.25
  Eastman Kodak Co.                     540.000         27,177.11            43,335.00
  Edison Intl                           500.000          8,477.18             9,937.50
  El Callao Mining Corp                1000.000          1,559.50               955.00
  El Misti Gold Ltd                    4400.000         16,306.55            15,250.40
  EMC Corp Mass                         340.000          6,509.18            11,262.50
  Ensco Intl                            200.000          6,196.00             9,700.00
  Ericsson L M Tel                      152.000          2,410.73             4,588.57
  Exxon Corp                             25.000          1,139.11             2,450.00
  Federal Natl Mtge Assoc               200.000          5,827.17             7,525.00
  First Australia  Fund Inc             204.000          1,827.38             1,772.35
  First Silver Reserve*                1000.000            350.00                   --
  Fletcher Challenge Bldg                21.000            506.62               637.87




                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS                COST       CURRENT VALUE
-------------------------------------------------------------------------------------
  Fletcher Challenge Energy               21.000            448.87            606.37
  Fletcher Challenge Paper                42.000            777.00            855.75
     Div
  Food Lion Inc                          112.000          1,586.01          1,095.47
  Ford Motor Co                         1315.000         40,424.68         42,408.75
  Franklin Universal Trust               500.000          4,847.97          4,562.50
  Freeport McMoran Copper &              240.000          6,810.82          7,680.00
     Gold
  Freeport McMoran Resources             400.000          8,877.60          6,850.00
  General Amer Inv Co                    674.000          7,307.57         14,154.00
  General Electric Co                    400.000         19,336.94         39,550.00
  Glamis Gold Ltd                        200.000          1,686.95          1,400.00
  Grupo Televisa SA de Cv                545.000         10,689.43         13,965.62
     Global
  GTE Corp                               300.000         10,185.60         13,612.50
  GVC Venture Corp                      2000.000          2,404.35             20.00
  Harken Energy Corp                    1000.000          2,539.50          3,000.00
  Harley Davidson Inc                     70.000          2,001.83          3,290.00
  Health Management Inc                  100.000          1,787.50             87.50
  Hecla Mining                           500.000          6,021.73          2,812.50
  Heinz HJ Co                             50.000          4,046.87          1,787.50
  Helisys Inc                            500.000          3,660.24          1,125.00
  Helix Technology                        50.000          2,002.53          1,450.00
  Hemisphere Biopharma                  1000.000          2,188.00          2,250.00
  Hemisphere Biopharma                  1000.000                --            688.00
     Warrants
  Hewlett Packard                        200.000          7,892.40         10,050.00
  Hi-Lo Automotive Inc                  1800.000          5,493.00          4,500.00
  Hong Kong                              300.000          1,787.37          4,875.00
     Telecommunications
  Horizon Resources Corp                  63.000            735.22              0.06
  IBM                                    220.000         19,827.68         33,330.00
  IBP Inc                                200.000          1,752.00          4,850.00
  Intel Corp                             452.000         19,179.12         59,183.97
  Intergraph Corp                       1200.000         14,449.00         12,300.00
  Intermagnetics Genl Corp               714.000         15,329.94          8,568.00
  Intl Game Tech                         101.755          2,188.21          1,857.03
  Intuit                                 150.000          6,785.77          4,725.00
  Iomega Corp                            800.000         14,725.03         13,900.00
  Itron Inc                              100.000          2,585.89          1,775.00
  Johnson & Johnson                       20.000            599.10            995.00
  K Mart Corp                           1513.962         15,408.86         15,707.35
  Koo Koo Roo Inc                        200.000          1,406.09          1,500.00
  L M Ericsson Tele                       65.000          1,500.04          1,962.22
  L.A. Gear Inc.                         140.000          3,102.40            280.00
  Lakehead Pipeline                       55.000            774.73          1,897.50
  Lasertechnics Inc                      400.000          1,554.50            462.40



                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------


DESCRIPTION                             UNITS                COST       CURRENT VALUE
-------------------------------------------------------------------------------------


  Lehman Bros Holdings                   600.000          8,475.00         18,825.00
  Leucadia Natl Corp                     185.000          5,145.63          4,948.75
  LM Ericsson Tele Co                    680.000          9,926.60         20,527.84
  Logic Works Inc                        200.000          2,096.18          1,125.00
  Lucent Technologies                    116.000          3,873.85          5,365.00
  MAIC Holdings                          138.000          4,776.63          4,674.75
  Mapinfo Inc                            150.000          3,449.50          1,668.75
  Matrasell Corp                        9000.000            970.77                --
  McDonalds Corp                         350.000         20,124.04         15,881.25
  Medpartners Inc                        605.000          9,062.50         12,553.75
  Medtronic Inc                          100.000          5,614.67          6,800.00
  Merck & Co                             775.000         26,174.24         61,681.25
  Mercury General Corp                   100.000          4,451.50          5,250.00
  Mesa Offshore Trust                   4000.000         10,221.90          1,000.00
  Microchip Technology                   200.000          3,932.21         10,175.00
  Micron Technology                       95.000          3,087.48          2,766.87
  Microsoft Corp                         870.000         41,929.85         71,883.75
  Mid-States PLC                         800.000          6,200.00          4,000.00
  Millicom Intl Cellular                 200.000          7,756.52          6,425.00
  Mink Mineral Resources                 200.000            449.37            269.80
  Morgan Stanley Emrg Mkt               3600.000         40,500.00         54,450.00
  Motorola Inc                           910.000         47,771.70         55,737.50
  New Germany Fund                       120.000          1,519.49          1,605.00
  New Plan Realty Trust                  200.000          4,543.92          5,075.00
  Newmont Mining Corp                    200.000          9,221.32          8,950.00
  Niagara Mohawk Power*                  300.000          5,592.52          2,962.50
  Nichols Research                       150.000          2,892.34          3,825.00
  Noise Cancellation Tech                700.000          1,748.18            284.20
  Noram Energy                          1000.000          9,513.73         15,500.00
  Occidental Petroleum                   200.000          5,224.18          4,675.00
  Octel Communications                  1000.000         15,626.75         17,500.00
  Oracle Corp                            250.000          8,280.54         10,437.50
  Oroperu Resources                     1000.000          1,209.50            769.00
  Oryx Energy Company                    200.000          2,857.75          4,950.00
  Pac Snax Corp                          440.000            777.01              4.40
  Pacific Telesis Group                  103.000          4,177.93          3,785.25
  Pegasus Gold Inc                       600.000          4,535.52          4,537.80
  Pennsylvania Engineering                 5.000              0.31              0.05
  Pepsico Inc                            160.000          5,013.40          4,680.00
  Petrie Stores Corp                   11700.000         32,312.50         30,712.50
  Philip Morris Cos                       40.000          2,122.85          4,520.00
  Philips Electronics                    100.000          3,159.88          4,000.00
     Netherlands






                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS                COST        CURRENT VALUE
--------------------------------------------------------------------------------------
  Physician Computer Network              200.000          1,503.67          1,700.00
  Pimco Coml Mtg Sec                      410.000          5,062.75          5,278.75
  Pinnacle Micro Inc                      300.000          2,479.75            900.00
  Pinnacle Systems Inc                    300.000          5,583.00          3,150.00
  Placer Dome Inc                        1100.000         29,233.69         23,925.00
  Platinum Software Corp                  504.000                --          5,985.00
  Platinum Technology                     600.000          6,761.75          8,175.00
  Price Cosco Inc                         213.000          4,874.03          5,351.63
  Procter & Gamble                        400.000          8,690.39         43,050.00
  QLT Phototherapeutics                   200.000          1,666.30          4,025.00
  QMS Inc                                 100.000          1,029.05            525.00
  Questech Inc                            200.000          1,211.90          1,500.00
  Reliastar Finl Corp                     400.000         12,575.24         23,100.00
  Royal Oak Mines Inc                    2500.000         10,760.71          8,125.00
  Royce Value Tr                         1380.000          7,754.34         17,422.50
  Santa Fe Pacific Gold                   400.000          2,602.94          6,150.00
  Sara Lee Corp                            25.000          1,039.05            931.25
  Schlumberger Ltd                        100.000          9,967.40          9,987.50
  SCI Systems                             100.000          4,158.76          4,462.50
  Seagull Energy Corp                     176.000          2,992.78          3,872.00
  Sears Roebuck                           100.000          5,489.67          4,600.00
  Sequus Pharmaceuticals                  230.000          2,147.63          3,680.00
  Service Merchandise                     350.000          1,764.61          1,443.75
  Shell Trans & Trading                    60.000          4,784.50          6,142.50
  Silicon Graphics                        200.000          4,941.80          5,100.00
  Silverado Mines Ltd                    2000.000          4,608.19            938.00
  Singer Co Netherlands                   110.000          2,129.98          2,461.25
     Antilles
  Source Cap Inc                          140.000          5,695.00          6,370.00
  Southern Co                             400.000          6,278.60          9,050.00
  St Jude Medical Inc                     300.000         11,920.11         12,712.50
  Sun Microsystems                        400.000         10,829.00         10,275.20
  Sunshine Mining & Refining             1000.000          1,860.19            938.00
  Swiss Helvetia Fund                     214.000          2,930.06          4,253.25
  Symantec Corp                           200.000          2,807.48          2,900.00
  Symbolics Inc- New                       60.000          1,237.50              0.60
  Symmetricom Inc                          50.000            994.60            993.75
  Taiwan Fund Inc                         200.000          4,275.35          4,450.00
  Telefonos de Mexico                     725.000         23,467.78         23,925.00
  Telefonos M SA RP L                     100.000          1,100.00          3,300.00
  Telefonos Mex                         12064.000          5,221.60         19,217.95
  Telltabs Inc                            400.000         15,623.50         15,050.00
  Tera Computer Co                        200.000                --            775.00







                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                        UNITS                COST         CURRENT VALUE
----------------------------------------------------------------------------------
  Terra Nitrogen Co                  100.000          4,590.37            4,537.50
  Texas Instrument                    95.000          5,186.00            6,056.25
  Thermo Electron Co                 207.000          9,057.69            8,538.75
  Thermotex Corp                     200.000          7,942.10            5,475.00
  Toys R Us                          100.000          2,840.29            2,987.50
  Transpro Inc                      2900.000         21,352.80           26,462.50
  Tri Continental Corp.              734.000          5,207.05           17,707.75
  Unisys Corp.                       100.000          4,859.50              675.00
  United Healthcare Corp              40.000          2,574.82            1,800.00
  United Leisure Corp                200.000                --               87.60
  US Gold Corp                      1000.000          1,397.00            1,438.00
  USX Marathon Group                 500.000         17,995.24           11,937.50
  USX U. S. Steel Group              100.000                --            3,137.50
  Valujet Inc                       1000.000         12,504.00            6,438.00
  Vaughn Communications              600.000          6,183.00            4,200.00
  Vitro Sociedad Anonima             180.000          1,767.70              990.00
  WalMart Stores                     300.000          8,239.01            6,825.00
  Warner-Lambert                      30.000          1,198.48            2,250.00
  WD 40 Co                            97.000          4,614.70            4,948.55
  Webb Del Corp                      100.000          2,225.10            1,637.50
  Wedgestone FNL                     100.000          1,125.00               35.00
  Wellman Inc                        500.000         10,810.09            8,562.50
  Wet Seal Inc                       100.000          2,233.39            2,137.50
  Wilshire Oil Co Tex                212.000          1,891.89            1,113.00
  Wonderware Corp                   5550.000         55,302.92           49,345.05
  Xilinx Inc                         100.000          3,376.46            3,681.30
  York Research Corp                 200.000          2,421.73            1,900.00
  Zappa Resources                   1000.000          3,045.73              342.00
                                                  ------------        ------------
                                                  1,798,385.37        2,127,327.35

                        SEE INDEPENDENT AUDITOR'S REPORT

                         SPARTA INC. PROFIT SHARING PLAN
                         -------------------------------
                        FAIR MARKET VALUE OF TRUST ASSETS
                        ---------------------------------
                         Plan Year Ended January 3, 1997
                         -------------------------------

DESCRIPTION                             UNITS              COST            CURRENT VALUE
----------------------------------------------------------------------------------------

EMPLOYER STOCK
  Sparta Inc.                          2250213.000      9,765,260.00       12,038,639.55
  Sparta Inc.- PSP Contrib              267644.000      1,285,585.55        1,431,895.40
  Sparta Inc.- 401k Contrib               6891.000         33,512.04           36,866.85
                                                       -------------       -------------
                                                       11,084,357.59       13,507,401.80




                        SEE INDEPENDENT AUDITOR'S REPORT